Mail Stop 3561

December 1, 2008

Ronald L. Sargent, Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, Massachusetts 01702

>   **Re: Staples, Inc.**
>   **Annual Report on Form 10-K for the Year Ended February 2, 2008**
>   **Filed March 4, 2008 and**
>   **File No. 0-17586**

Dear Mr. Sargent:

   We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director

cc: Kristin A. Campbell, Esq.
       Staples, Inc.
       Via Facsimile